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Filed by: Kinross Gold Corporation
This communication is filed pursuant to Rule 425
under The Securities Act of 1933, as amended
Subject Company: Aurelian Resources Inc.
Commission File No.: 333-152584
Date: September 11, 2008

Cautionary Statement

        This recording of a television interview does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Kinross Gold Corporation ("Kinross") or Aurelian Resources Inc. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. Kinross has filed an offer and take-over bid circular, and more recently a notice of extension, with Canadian provincial securities regulators. Kinross has also filed with the U.S. Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-8 which includes the offer and take-over bid circular and has filed an amendment to the Form F-8 which includes the notice of extension. Investors and security holders are urged to read the offer and take-over bid circular and the notice of extension because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular, the notice of extension and other documents filed by Kinross with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC's website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free on Kinross' website.

        In addition, this video recording includes certain forward-looking information, including with respect to Kinross's future gold production, the level and impact of future costs at its mining operations, the future price of Kinross securities, and political developments in Ecuador. Known and unknown factors could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information. Certain material factors and assumptions were applied in making the forward-looking statements. Additional information about the material factors that could cause actual results to differ materially and regarding the material factors and assumptions can be found in the takeover-bid circular, and viewers are directed to the "Statements Regarding Forward-Looking Information" in that document.

 BNN-TV INTERVIEW TRANSCRIPT REGARDING AURELIAN ACQUISITION WITH KINROSS GOLD CORPORATION CEO AND PRESIDENT TYE BURT

 AFTER HOURS (BNN-TV), Toronto, 04 Sep 08, Reach: 13,000, Time: 16:30, Length: 00:05:54, Ref# 109B221-7

Anchor/Reporters: KIM PARLEE, ANDY BELL

KIM PARLEE (BNN-TV): A win for Kinross Gold today.

ANDY BELL (BNN-TV): That's right. I mean they say when you include options and stuff like that, they now have 80% of Aurelian Resources. That was their $1.2 billion deal, friendly deal they made, to offer to acquire Aurelian, who have that project in Ecuador.

KIM PARLEE: Yeah, Fruta del Norte.

ANDY BELL: Fruta del Norte.

KIM PARLEE: Keep wanting to say that, yes.

ANDY BELL: A lot of wheels... a lot of things in motion here, though. Of course we had Octagon analyst Ed Bear saying yesterday he's a little concerned about mining risk in Ecuador, but let's get the word from Tye Burt. He's the boss of Kinross. He joins us from the TSX. Great to see you, Tye. Thanks for joining us.

TYE BURT (CEO, KINROSS GOLD): Good afternoon.

ANDY BELL: Can you explain just some of the mechanics here? You say in a release today you've got 80% of the stock in Aurelian. Does that... but you need 90% to actually force everybody to tender to your offer, don't you?

TYE BURT: That's one route of going private enter. The second way, of course, is to exceed the 66 and two thirds deadline, which we declared upfront. We did that quite comfortably with an 80% tender level, so now it's just a routine matter of course to do a second-stage transaction and take the company private. It'll take a few more weeks, and that's why we extended the offer. We did last night take up and pay for all the stock that came in to date, so that's what takes us up to that 80% level, and then over the next few weeks we'll sweep up the remaining shareholders. There will be no change in price. It is just a routine matter, of course, happens all the time, but from this level you go to 100% through the second-stage transaction.

ANDY BELL: So the deal offer was supposed to expire yesterday. You've now extended it through to September 15...

TYE BURT: But to be clear, we took up and paid for all the stock that was tendered by the deadline...

ANDY BELL: Oh, sure.

TYE BURT: So we've extended the deadline to accommodate the other shareholders.

ANDY BELL: Is there any risk here that you won't get the other 20% of the company?

TYE BURT: We don't think so. It... having cleared that 66% threshold, then the rest is a matter of course and it's just a matter of time. They're offered the same consideration as all the other shareholders received. We had overwhelming support from the institutions and retail folks who tendered yesterday and in the days before that, so we're quite pleased with the outcome. So the champagne corks are popping this afternoon.

ANDY BELL: I mean it's always hard to judge these things, but we have heard that some Aurelian shareholders are not happy with the deal, but it's hard to judge the extent of the resistance. A lot of comment on the Internet, etcetera. What happens if you don't get to 90% here, Tye, though? Are you going to be stuck with a rump of disaffected shareholders in Aurelian?

TYE BURT: No, I'd like to be really clear about this. This transaction was unanimously endorsed by the board of directors of Aurelian. It was approved by an overwhelming number of Aurelian major shareholders, that is the 80% number we disclosed this morning. So going private from here, squeezing out the balance of the shareholders, giving them the consideration of Kinross shares and warrants is just a legal matter of course, no change in price, just a matter of another few weeks to finish off the transaction. It is not optional from here. It will happen in due course through the process of law, quite routine.

ANDY BELL: I hate to... I just can't quite understand, though, if these other 20% don't tender to your offer, I mean you can't force them to, presumably.

TYE BURT: Yes, you can. There is a... there are mechanisms, and they're quite routinely used in these kind of transactions in Canada. Once you're over 90, there's an automatic trip...

ANDY BELL: Sure. We knew about that, yeah.

TYE BURT: Once you're over 66 and two thirds, it's just as automatic; it just takes a little longer to happen, perfectly within the rules and as disclosed in all its detail in our bid circular.

ANDY BELL: Sure. OK, so as far as you're concerned, this deal is done, exciting deal. Any change in the risk? I mean we just had Ed Bear on from Octagon yesterday, an analyst with extensive experience in Latin America, saying he'd be wary about putting money into Ecuador right now.

TYE BURT: Well, we think we took a calculated risk, at this point, to acquire Aurelian. It's one of the best deposits the world has seen in the last 15 years. So the mining side is quite straightforward, but from the political side, Ecuador is going through a transition. They are voting in a referendum the end of this month on a new Constitution for Ecuador itself. Following that there will be a new constituent assembly, and then revisions to the law should follow that program. So we would expect to see new mining laws in place by the end of the year. Based on the early drafts which have been made public, we think the laws are trending in the right direction, and there's been substantial input from other mining jurisdictions sought by the Ecuadorians as they revise their mining code. We think it's headed in the right direction, and we're making... we'll be making comments and giving advice and input on that direction. So it'll take a little while. It's certainly not without risk, but that's the business that Kinross is in. We're in the business of acquiring good long-term projects and working our way through the project risk, the development risk, the construction risk and indeed the political risk.

ANDY BELL: Can I just run something past you? We talked about this before. Northern Miner Industry Bible when this deal was announced said Aurelian's take the money and run approach gives the impression that its board and officers think the new mining code may in fact deeply hurt the company. So were Aurelian... why did they decide to jump off here and take the risk off?

TYE BURT: Well, the fact of the matter is that when we reached our agreement with Aurelian we offered one of the highest premiums that's been seen for a transaction of this type for ounces that are this early in their development stage. So from Aurelian's board's perspective, I think it was an excellent deal. From Aurelian's shareholder perspective, it was an excellent deal, and by getting Kinross stock and a warrant, they have the upside the Kinross shareholders have through our development pipeline, but they have less risk, given that the project is now part of a portfolio, less risk from a single country, single asset that tends to characterize some of these junior companies. And of course the junior sector, let's remember the junior sector on the TSX...

ANDY BELL: Very depressed.

TYE BURT: ... has been through some tough times in recent months. So this was an attractive deal. Aurelian endorsed it unanimously at the board level and now, as you've said and I've said, the shareholders have endorsed it with a tremendous majority.

ANDY BELL: Tye, thanks very much, as ever.

TYE BURT: Thank you.

ANDY BELL: Tye Burt, boss of Kinross Gold, joining us from the TSX.

*****

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BNN-TV INTERVIEW TRANSCRIPT REGARDING AURELIAN ACQUISITION WITH KINROSS GOLD CORPORATION CEO AND PRESIDENT TYE BURT